                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
               PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                    FILING NO. 1 FOR THE MONTH OF MARCH, 2003


                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
                  (Translation of Registrant's name in English)

                       4 WEIZMAN STREET, TEL AVIV, ISRAEL
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                           Form 20-F  X   Form 40-F
                                     ---            ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

         Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes      No  X
                                    ---     ---


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                 ------


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--------------------------------------------------------------------------------


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                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

         On February 16, 2003, the Industrial Development Bank of Israel Limited ("Registrant") issued two Immediate Reports and announced that the Registrant expects a loss for the fourth quarter of 2002 which may exceed 150 million NIS.

         A translation of the Immediate Reports issued by the Registrant on February 16, 2003 are included as Exhibit 1 and Exhibit 2 to this Form 6-K.



                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               INDUSTRIAL DEVELOPMENT BANK
                                               OF ISRAEL LIMITED


Date:  February 27, 2003                       By:  /S/ MICHAEL WARZAGER
                                                   -----------------------
                                                    Michael Warzager
                                                    General Counsel



                                               By:  /S/ MOSHE HASHAVIA
                                                   -----------------------
                                                    Moshe Hashavia
                                                    General Secretary

                                                                       EXHIBIT 1
                                                                       ---------


                                   TRANSLATION


                                                        February 16, 2003


Securities Authority        Companies Registrar         Tel Aviv Stock Exchange
Kanfei Nesharim Street      P.O. Box 767                54 Ahad Ha'am Street
Jerusalem 95464             Jerusalem 91007             Tel Aviv


Dear Sirs:

                       Re:  IMMEDIATE REPORT
                            ----------------


         The Industrial Development Bank of Israel Ltd. (hereinafter- "the Bank") hereby advises that during the course of deliberations which are taking place at the Bank prior to preparation of the annual financial statements, an assessment is developing that the Bank will finish the fourth quarter of 2002 with a loss which may exceed 150 million NIS.

         This loss is a result of a number of reasons, among them an increase in allowances for doubtful debts, due to the continued worsening of the condition of the economy and of the borrowers, a decrease in income from financing operations due to the reduction in the amount of credit, and this against an increase in financing expenses due to the high cost of the special credit granted to the Bank by the Bank of Israel as an alternate source to the deposits from the public.

         The above figures are still being reviewed and are subject to change, considering, inter alia, that the preparation and auditing of the financial statements for 2002 have yet to be finalized.

         The above does not constitute a summing-up of the business results of the Bank for the fourth quarter of 2002.

         Certification and publication of the audited financial statements of the Bank as of December 31, 2002 are planned towards the end of this month.


                            Sincerely yours,

                            Industrial Development Bank of Israel Ltd.

                            M. Warzager, Adv.           M. Hashavia
                            General Counsel           General Secretary


cc: Supervisor of Banks

                                                                       EXHIBIT 2
                                                                       ---------


                                   TRANSLATION


                                                        February 16, 2003


Securities Authority        Companies Registrar         Tel Aviv Stock Exchange
Kanfei Nesharim Street      P.O. Box 767                54 Ahad Ha'am Street
Jerusalem 95464             Jerusalem 91007             Tel Aviv


Dear Sirs:

         The Industrial Development Bank of Israel Ltd (hereinafter- " the Bank") does advise that further to the Immediate Report it publicized this morning, it issued this afternoon the following announcement to the press:

         The management of the Bank is acting consistently to minimize the losses of the Bank. During the last year and particularly during the past months the bank collected debts from clients of approximately 900 million NIS and manpower has been reduced by 20% with the departure of more than thirty workers.

         The management of the Bank is currently implementing a re-structuring with an emphasis on collecting debts and operating efficiency. Management is currently preparing a plan, in coordination with the Ministry of Finance, the Bank of Israel and the Government Corporations Authority, for the controlled realization of the Bank's assets (run-off) which will include a further reduction of expenses, including in the manpower of the Bank.


                            Sincerely yours,

                            Industrial Development Bank of Israel Ltd.

                            M. Warzager, Adv.           M. Hashavia
                            General Counsel           General Secretary


cc: Supervisor of Banks